

Mail Stop 3561

September 29, 2016

Stephen H. Clark
Senior Vice President & Chief Financial Officer
South Jersey Industries, Inc.
1 South Jersey Plaza
Folsom, NJ 08037

>   **Re: South Jersey Industries, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed February 29, 2016**
>   **Response dated September 9, 2016**
>   **File No. 1-6364**

Dear Mr. Clark:

        We have reviewed your September 9, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2016 letter.

Item 8. Financial Statements and Supplementary Data

Statements of Consolidated Income, page 48

1. We reviewed your response to our previous comment. We understand that the $7.5 million settlement charge was recognized in the separate financial statements of Energenic prepared in accordance with GAAP. Since the numerator of the income test is based on your proportionate share of the pre-tax income from continuing operations of the investee adjusted for any basis differences, it is unclear to us why you would adjust the numerator to exclude the settlement charge. Please tell us which entity actually paid the settlement liability and how the transaction was recorded at both the investee level and parent level, providing us with the applicable journal entries.   Also, please further

explain to us your statement that the settlement charge was incurred to settle claims against both South Jersey Industries and Energenic and could have been reflected at either the Registrant or investee level and why. In addition, please explain to us why it is appropriate to remove the charge from the numerator if it was recorded at the investee level, but included resolution of claims against South Jersey Industries as well. Finally, please show us your calculations of the income test for Energenic.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding our comment.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products